Exhibit 99.2

Amendment to Verisk Analytics, Inc. 2012 Employee Stock Purchase Plan

The following constitutes an amendment to the Verisk Analytics, Inc. 2012 Employee Stock Purchase Plan, as amended (the “ESPP”), originally effective as of October 1, 2012.

1.	Amendment to Paragraph 12(a). The first sentence of paragraph 12(a) of the ESPP is hereby amended and replaced in its entirety with the following:

“(a)    The maximum number of Shares which shall be made available for sale under the Plan shall be one million and five-hundred thousand (1,500,000) Shares, subject to adjustment upon changes in capitalization of the Company as provided in paragraph 17.”